KMB: Kumba Resources Limited - Richards Bay coa...

Kumba Resources Limited - Richards Bay coal terminal expansion paves way for construction of Inyanda joint venture
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

RICHARDS BAY COAL TERMINAL EXPANSION PAVES WAY FOR CONSTRUCTION OF INYANDA JOINT VENTURE

Kumba Resources Limited (Kumba) and Eyesizwe Coal (Eyesizwe) welcome todays announcement by the Richards Bay Coal Terminal (RBCT) regarding the go-ahead of the RBCT expansion which paves the way for the construction of their 50:50 joint venture, Inyanda coal mine.

The Inyanda coal mine, previously approved by both the Kumba and Eyesizwe boards and subject to the RBCT expansion, is situated near Witbank and will produce 1Mtpa of thermal coal for the export market, via RBCT.

Construction of the mine will commence during June 2006, with capital expenditure set at R184 million and an estimated commissioning date of December 2007.

The RBCT expansion is expected to be completed in July 2008 and will provide 6Mtpa of export capacity to members of the South Dunes Coal Terminal (SDCT), namely Kumba (2Mtpa), Eskom Enterprises (3Mtpa) and Anker Coal (1Mtpa). Emerging BEE companies will be allocated 4Mtpa with a further 10Mpta expansion available for subscription.

We are pleased that the RBCT Board has given the green light for this long awaited expansion which enables Kumba and Eyesizwe to now proceed with the Inyanda joint venture and take advantage of the buoyant international coal market, said Ernst Venter, general manager of Kumbas coal division.

Pretoria
2 November 2005
Sponsor
JPMorgan

For enquiries contact:
Ernst Venter
Kumba Coal
General Manager
Tel: +27 12 307 4322
Mobile: +27 83 609 1313
Trevor Arran
Kumba Resources Limited
General Manager, Corporate Affairs & Investor Relations
Tel: +27 83 609 1444
Sipho Nkosi
Eyesizwe Coal
Chief Executive Officer
Tel: +27 11 688 7660

Date: 02/11/2005 05:02:01 PM Produced by the JSE SENS Department

02/11/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Further cautiona...

Kumba Resources Limited - Further cautionary announcement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)
FURTHER CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcement published on 13 October 2005 relating to a proposed empowerment transaction (The Transaction), Kumba shareholders are advised that the parties are in the process of undertaking due diligence reviews and preparing the requisite legal agreements. A further announcement will be published once the legal agreements have been signed and the financial effects finalised.
Accordingly, Kumba shareholders are advised to exercise caution when dealing in their Kumba shares until such a time as a further announcement is published.
Pretoria
25 November 2005
For enquiries:
Trevor Arran
General Manager, Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor:
J.P.Morgan Equities Limited
Date: 25/11/2005 05:50:03 PM Produced by the JSE SENS Department

25/11/2005 Source: JSE NEWS SERVICE